                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934



                           Figgie International Inc.
        ---------------------------------------------------------------
                               (Name of Issuer)



                     Class B Common Stock, $.10 par value
    -----------------------------------------------------------------------
                        (Title of Class of Securities)



                                   316828607
               ------------------------------------------------
                                (CUSIP Number)




                              Page 1 of 10 Pages

--------------------
CUSIP NO.
316828607
--------------------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of  Above Person

    Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                   (a) _____
                                                   (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or place of  Organization

                New York
--------------------------------------------------------------------------------
Number of       5.  Sole Voting Power
Shares
Beneficially             0
Owned By        ---------------------------------
Each            6.  Shared Voting Power
Reporting
Person With              293,188
                ---------------------------------
                7.  Sole Dispositive Power

                         0
                ---------------------------------
                8.  Shared Dispositive Power

                         293,188
                ---------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

      293,188
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

      6.2%
--------------------------------------------------------------------------------
12. Type of Reporting Person

        BD-PN-IA
--------------------------------------------------------------------------------



                              Page 2 of 10 Pages

--------------------
CUSIP NO.
316828607
--------------------
--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group

                                                   (a) _____
                                                   (b) _____
--------------------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------------------
4.  Citizenship or place of Organization

        Delaware
--------------------------------------------------------------------------------
Number of       5.  Sole Voting Power
Shares
Beneficially           0
Owned By        ------------------------------
Each            6.  Shared Voting Power
Reporting
Person With            293,188
                ------------------------------
                7.  Sole Dispositive Power

                       0
                ------------------------------
                8.  Shared Dispositive Power

                       293,188
                ------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

     293,188
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

     6.2%
--------------------------------------------------------------------------------
12. Type of Reporting Person

        HC-PN
--------------------------------------------------------------------------------



                              Page 3 of 10 Pages

     Item 1(a).   Name of Issuer:
                  Figgie International Inc.

     Item 1(b).   Address of Issuer's Principal Executive Offices:
                  4420 Sherwin Road
                  Willoughby, OH  44094

     Item 2(a).   Names of Persons Filing:
                  Goldman, Sachs & Co. and The Goldman Sachs Group, L.P.

     Item 2(b).   Address of Principal Business Office or, if None, Residence:
                  85 Broad Street
                  New York, NY 10004

     Item 2(c).   Citizenship:
                  Goldman, Sachs & Co. - New York
                  The Goldman Sachs Group, L.P. - Delaware

     Item 2(d).   Title and Class of Securities:
                  Common Stock, $.10 par value

     Item 2(e).   CUSIP Number:
                  316828607

     Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a).X  Broker or dealer registered under Section 15 of the Act,
                        Goldman, Sachs & Co.

           (b).   Bank as defined in Section 3(a)(6) of the Act,

           (c).   Insurance Company as defined in Section 3(a)(19) of the Act,

           (d). Investment Company registered under Section 8 of the Investment Company Act,

           (e).X Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
                        Goldman, Sachs & Co.

           (f). Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),


                              Page 4 of 10 Pages
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      (g).X Parent Holding Company, in accordance with Rule
                   13d-1(b)(ii) (G); see Item 7,
                   The Goldman Sachs Group, L.P.

      (h).  Group, in accordance with Rule 13d-1(b)(ii)(H).


Item 4.     Ownership.

      (a).  Amount beneficially owned:
            See the response(s) to Item 9 on the attached cover page(s).

      (b).  Percent of class:
            See the response(s) to Item 11 on the attached cover page(s).

      (c).  Number of shares as to which such person has:

            (i).   Sole power to vote or to direct the vote:
                         See the response(s) to Item 5 on the attached cover page(s).

            (ii).  Shared power to vote or direct the vote:
                         See the response(s) to Item 6 on the attached cover page(s).

            (iii). Sole power to dispose or to direct the disposition of:
                         See the response(s) to Item 7 on the attached cover page(s).

            (iv).  Shared power to dispose or to direct the disposition of:
                         See the response(s) to Item 8 on the attached cover page(s).

Item 5.     Ownership of Five Percent or Less of a Class.
                   Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
                   Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                   See Exhibit (99.2)

Item 8.     Identification and Classification of Members of the Group.
                   Not Applicable




                              Page 5 of 10 Pages

Item 9.   Notice of Dissolution of Group.
                    Not Applicable

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                              Page 6 of 10 Pages
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1997


                                           THE GOLDMAN SACHS GROUP, L.P.
                                           By: The Goldman Sachs Corporation,
                                               its general partner


                                           By: /s/ David B. Ford
                                               --------------------------------
                                           Name:   David B. Ford
                                           Title:  Executive Vice President



                                           GOLDMAN, SACHS & CO.


                                           By: /s/ David B. Ford
                                               ---------------------------------
                                           Name:   David B. Ford
                                           Title:  Managing Director


                              Page 7 of 10 Pages

                               INDEX TO EXHIBITS



Exhibit No.    Exhibit
-----------    -------

  99.1 Joint Filing Agreement, dated February 14, 1997, between The Goldman Sachs Group, L.P. and Goldman, Sachs & Co.

  99.2         Item 7 Information



                              Page 8 of 10 Pages